









Hammad Shah

Chief Executive Officer at Specialists On Call, Inc.

Reston, Virginia

Message ···

SOC Telemed

Arizona State University, W. P. Carey School of Business

See contact info

500+ connections

"Leading change in health care by blending medical, lab and pharmacy data to provide valuable analytics that help physicians improve clinical and quality outcomes." More than 20 years of experience using business leadership skills in health care services to achieve senior administrative, s...

Show more

Experience

SOC Telemed

Chief Executive Officer
SOC Telemed
Jan 2015 – Present • 3 yrs 5 mos

FreseniusRx

President
FreseniusRx
Feb 2012 – Jan 2015 • 3 yrs

FreseniusRx encourages increased medication adherence, striving to decrease patient hospitalization, reduce health care costs and improve quality care. I created a growth strategy that transformed the previously full-service pharmacy into a renal specialty pharmacy, providing expertise and coordinated care to patients living with kidney disease.

Media (1)

FreseniusRx Brand Overview

Inovalon (formerly MedAssurant)

Chief Strategy Officer
Inovalon (formerly MedAssurant)
Jul 2010 – Jul 2011 • 1 yr 1 mo

• Led the strategy, design, development, sale, implementation, operations and expansion of the company's integrated data-driven solutions for health plans, physicians and patients.
• Initiated and managed strategic partnerships and alliances in domestic markets.

• Developed organizational restructure plan and positioning to guide sales approach and strategic partnerships.



Vice President and General Manager, Emerging Markets
Express Scripts
Apr 2007 – Jul 2010 • 3 yrs 4 mos

• Led the Emerging Markets Division, which consisted of five companies with total revenue of $1.3B and a combined EBITDA of over $30M.
• Influenced corporate business strategy for the larger organization and helped define the three-year strategic plan.
• Helped to establish and lead the global strategy and business development with specific emphasis on Asia and Europe.
• Conducted merger and acquisition analysis and helped to establish strategic partnerships with industry leaders focused on health care reform.
• Directed east region and specialty operations, which included call center, fulfillment and specialty pharmacy operations.
• Accountable for the mail-order pharmacy service strategy for entire enterprise.
• Managed more than 3,000 associates located in 15 sites across 10 states.

Early positions: Vice President, Strategy and Business Development, International Operations; Vice President and General Manager



Senior Vice President and COO
VetCentric
Jun 2006 – Apr 2007 • 11 mos

• Provided expertise in corporate sales, marketing, and financial activities as well as collaborated with marketing and IT departments to support mail-order pharmacy.
• Implemented automated calling technology.
• Transitioned the pharmacy process to an online format, which involved a corporate restructure.
• Supervised the development and collocation of the technology infrastructure.

Show more ⌄

Education



Arizona State University, W. P. Carey School of Business
MBA, Business
2004 – 2007

Master of Health Sector Management, Arizona State University (Tempe, Arizona) Coursework only



Temple University
BS, Pharmacy
1984 – 1990
Activities and Societies: Kappa Psi

Volunteer Experience



Board Member
Remedi SeniorCare Pharmacy
Health

Customer-inspired innovation: Solutions that enable long-term care facilities to reduce medication costs, improve efficiency, and increase medication administration safety and accuracy.



Board Member
ZYTO
Health

Digital Health: Produces health-related software and equipment to facilitate decision-making about health care and wellness.



